Renewal No.32

NO. 82-34703

FORM 45-102F3
SECURITIES ACT

Notice of Intention to Distribute Securities and Accompanying Declaration under Section 2.8 of Multilateral Instrument 45-102 Resale of Securities

SUPPL

SEC MAIL PROCESSING SECTION RECEIVED JUN 15 2004 181 WASH., D.C.

1. **Name and address of the reporting issuer:**

   Prima Developments Ltd.
   Suite 200 – 20351 Duncan Way
   Langley, B.C.
   V3A 7N3
   (604) 532 – 5311

2. **Date and jurisdictions where issuer became a reporting issuer:**

   Date: November 26, 1999 **Jurisdiction:** British Columbia

3. **Name and address of the selling security holder:**

   Commonwealth Enterprise Fund
   c/o Suite 200 – 20351 Duncan Way
   Langley, B.C.
   V3A 7N3

04030774

4. **State whether the selling security holder is an insider or officer of the issuer (if an officer, state title):**

   No

PROCESSED
JUN 17 2004
THOMSON FINANCIAL

5. **Amount or number and designation of securities of the issuer beneficially owned, directly or indirectly, by the selling security holder:**

Designation of Security	Number of Securities Owned
Common shares	4,758,342

6. **Amount or number and designation of securities of the issuer proposed to be sold by the selling security holder.**

Designation of Security	Number of Securities to be Sold
Common shares	200,000

dlw 6/17

DECLARATION, CERTIFICATE and UNDERTAKING

The selling security holder for whose account the securities are to be sold, and to which this certificate relates, hereby:

(1) declares that the selling security holder has no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed;

(2) declares that to the best of the selling security holder's information and belief:

(a) no unusual effort has been made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration has been paid in respect of such trade,

(b) the transaction to which this notice of intention and declaration relate is an arm's length transaction made in good faith, and

(c) the securities have been held for the period of time required under section 2.8 of Multilateral Instrument 45-102 Resale of Securities and other conditions of the applicable subsection of that section have been met;

(3) undertakes that no unusual effort will be made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration will be paid in respect of such trade.;

(4) undertakes that this Form will be renewed and filed on the 60th day after the date of filing this Form and thereafter at the end of each 28 day period; and

(5) certifies that the information given in the answers to the questions in this Form are true.

DATED at Vancouver, B.C. this 1st day of June, 2004.

Commonwealth Enterprise Fund

Name of Selling Security Holder *(please print)*

By: ______________________

Signature of selling security holder, and if a company,
Signature of authorised signatory

Roland J. Langset, Managing Director

Name and office of authorised signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

NO. 82-34703

Back 2004-06-04, 17:20:45, EDT

Insider: Commonwealth En **Issuer:** Prima Developme **Security:** Common Sha

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		4758342	2004-05-26	10 - Acquisition or disposition in the public market	-16500	4741842

NO. 82-34703

Back 2004-06-04, 17:38:30, EDT

Insider: Langset.R **Issuer:** Prima Developme **Security:** Common Sha **Holder:** Commonwealth Enterpr

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	Commonwealth Enterprise Fund Inc.	4758342	2004-05-26	10 - Acquisition or disposition in the public market	-16500	4741842

NO. 82-34703

Back 2004-06-01, 12:18:27, EDT

Insider: Smith.D **Issuer:** Prima Developme **Security:** Common Sha

ile insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		200876	2004-05-21	10 - Acquisition or disposition in the public market	-1000	199876

Back 2004-06-04, 17:16:47, EDT

Insider: Smith.D **Issuer:** Prima Developme **Security:** Common Sha

-ile insider report - Completed

ne transaction has been reported.

:eported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		199876	2004-06-01	10 - Acquisition or disposition in the public market	-1000	198876